February 21, 2006

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn:  Jim B. Rosenberg

         Re:      Brainstorm Cell Therapeutics, Inc.
                  Form 10-KSB for Fiscal Year Ended March 31, 2005 File No. 333-61610

Dear Mr. Rosenberg:

         On behalf of our client, Brainstorm Cell Therapeutics, Inc. (the "Company"), we hereby notify you that the Company's response to the comment of the Staff of the Securities and Exchange Commission (the "Commission") as set forth in your letter dated February 8, 2006 to Mr. Yoram Drucker, the Company's Chief Operating Officer, will be delivered within four (4) weeks of the date hereof.

         The Company is currently working with its advisors to gather all necessary information to provide an accurate and complete response to the comment of the Commission.

         If you have any questions or need further information, please contact the undersigned at (617) 399-6935.

                                                               Very truly yours,

                                                          /s/ Thomas B. Rosedale
                                                              Thomas B. Rosedale


cc:      Mr. Mark Brunhofer
         Mr. Kevin Woody
         (Securities and Exchange Commission)

         Mr. Yoram Drucker
         Mr. David Stolick
         (Brainstorm Cell Therapeutics, Inc.)